

June 5, 2014

Via E-mail
Hubert Joly
President and Chief Executive Officer
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

> **Re:    Best Buy Co., Inc.**
> **Form 10-K**
> **Filed March 28, 2014**
> **File No. 1-09595**

Dear Mr. Joly:

We have reviewed your response dated May 30, 2014 and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Fiscal 2015 Trends, page 27

1.    We have reviewed your response to comment 1 from our letter dated May 2, 2014.  We note you plan to disclose and quantify the year-over-year changes in your credit card revenues.  Since the impact of this decline in revenue appears likely to be material to your expected fiscal 2015 operating income, please also disclose to your investors that the impact of the change in credit card agreements on your operating income is substantially the same as the impact on revenue.

Results of Operations, page 28

2.  We have reviewed your response to comment 3 from our letter dated May 2, 2014. Although your response indicates that you "do not focus on separate online income statement information for management reporting," we note from your Q4 2014 earnings call on February 27, 2014 that management indicates "the profitability of the online channel today is lower than our retail store" and that "there is a distance between" the profitability measures. As these statements suggest that you quantify profitability measures for your online and retail operations, please reconcile these statements made during your earnings call to your response to our comment.

Segment Performance Summary, page 31

Fiscal 2014 (12-month) Results Compared With Fiscal 2013 (11-month), page 32

3.  We have reviewed your response to comment 5 from our letter dated May 2, 2014. You indicate that your practice when discussing factors affecting year-over-year changes within MD&A is to disclose the primary factors contributing to the changes on a qualitative basis in the order of quantitative significance, with the most prominent factor always being presented first. It does not appear that this methodology allows investors to determine whether the first factor presented, or perhaps the first two factors presented, account for the vast majority of the change described, or whether all factors contributed to the change on a near-equal basis. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, if the impact of each factor listed was not similar, please revise your disclosure to better indicate the comparative significance of each factor beyond simply disclosing the factors in the order of quantitative significance.

Non-GAAP Financial Measures, page 41

4.  We have reviewed your response to comment 7 from our letter dated May 2, 2014. Considering the impact of the excluded LCD-related settlements appears to exceed the impact of several items already included in your non-GAAP tables, we remain unclear why you did not adjust your non-GAAP measures for all LCD-settlements. Accordingly, please revise your table to include all LCD-settlements or quantify the items in footnote 2 to the table with an explanation of why you excluded such settlements.

Notes to Consolidated Financial Statements, page 61

Schedule II Valuation and Qualifying Accounts

5.  We have reviewed your response to comment 11 from our letter dated May 2, 2014. As it appears sales returns have a material impact on your financial statements, please include the allowance for sales returns rollforward in Schedule II or provide a similar

disclosure within the footnotes to your financial statements.  If you do not believe such information would be pertinent for investors, please provide us with a discussion of quantitative and/or qualitative considerations that support excluding this information from your filing.  To assist us in understanding your response, please show us what your disclosure would have looked like had a rollforward of the allowance been included in your Form 10-K.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief